SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FINAL AMENDMENT

TO

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

KS BANCORP, INC.

(Name of Issuer)

KS BANCORP, INC.

(Name of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

48266R108

(CUSIP Number of Class of Securities)

Harold T. Keen

Post Office Box 661

1031 North Brightleaf Blvd.

Smithfield, NC 27577

(919) 938-3101

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

P.O. Box 26000

Greensboro, NC 27420

(336) 373-8850

(336) 232-9196 (facsimile)

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$1,418,040	$166.90

*	Calculated solely for the purpose of determining the filing fee, which was based upon the cash out price of $24.00 per share multiplied by the estimated number of shares of common stock as of December 7, 2004, which would be cashed out as a result of the Reverse Stock Split (59,085 shares).

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $166.90

Form or Registration No.: Schedule 13E-3

Filing Party: KS Bancorp, Inc.

Date Filed: December 22, 2004

RULE 13E-3 TRANSACTION STATEMENT

This Final Amendment to Schedule 13E-3 is filed by KS Bancorp, Inc. (the “Company”) pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13E-3 thereunder. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Company’s 1-for-200 reverse stock split followed immediately by a 250-for-1 forward stock split (the “Recapitalization”).

At the Company’s Special Meeting of Stockholders held March 14, 2005 (the “Special Meeting”), the Company’s stockholders holding shares of the Company’s common stock representing the required majority of votes approved the Recapitalization. On March 15, 2005, the Company filed Articles of Amendment to its Articles of Incorporation with the North Carolina Secretary of State to effect the Recapitalization. The 1-for-200 reverse stock split was effective at 6:00 p.m. on March 17, 2005. Stockholders holding fractional shares as a result of the reverse stock split solely have the right to receive cash at a price of $24.00 for each pre-split share which comprises the fractional share. Following the reverse stock split, the Company engaged in a 250-for-1 forward stock split effective at 6:00 a.m. on March 18, 2005 in which each one share of KS Bancorp common stock remaining after the reverse stock split was automatically reclassified and converted into 250 shares of KS Bancorp common stock. All of the Company’s stockholders immediately following the forward stock split own KS Bancorp common stock in 250 share lots.

The Recapitalization has reduced the number of the Company’s stockholders to less than 300, enabling the company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. Concurrently with the filing of this Final Amendment to Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate its reporting obligations under Sections 12(g) and 15(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KS BANCORP, INC.

By:	/s/ Harold T. Keen
Harold T. Keen President and Chief Executive Officer

Dated: March 23, 2005

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